OmniValley, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
Capital Innovators Accelerator Fee	50,000	-
R&D expenses	-	-
SG&A expenses	39,336	8,742
Total operating expenses	(89,336)	(8,742)
Grant income	13,000	-
Total Other income	13,000	-
Total expenses	(76,336)	(8,742)
Net loss	$ (76,336)	$ (8,742)